
SECUR  06002673  SSION

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
FEB 2 4 2006
185

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                    MM/DD/YY                                      MM/DD/YY

## A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:  Delano Group Securities, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 2176
      (No. and Street)

| Chicago | IL | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Asplund                                        (312) 583-1950
                                                               (Area Code-Telephone No)

## B.  ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
   (Name – if individual, state last, first, middle name)

| 141 W. Jackson Blvd., Suite 2900 | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE
   [X ]  Certified Public Accountant
   [ ]  Public Accountant
   [ ]  Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 241.17a-5(e)(2).

# OATH OR AFFIRMATION

I, David Asplund, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Delano Group Securities, LLC**, as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President
_____
Title

_____
Notary Public

This report contains (check all applicable boxes):
[x]  (a)  Facing Page
[x]  (b)  Statement of Financial Condition
[x]  (c)  Statement of Income
[x]  (d)  Statement of Changes in Member's Equity
[x]  (e)  Statement of Cash Flows
[ ]  (f)  Statement of Changes in Subordinated Borrowings

Supplemental Information:
[x]  (g)  Computation of Net Capital
[x]  (h)  Computation for Determination of Reserve Requirements pursuant
          to Rule 15c3-3
[x]  (i)  Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ]  (j)  A Reconciliation, including appropriate explanation, of the Computation
          of Net Capital Under Rule 15c3-1 and the Computation for
          Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ]  (k)  A Reconciliation between the audited and unaudited Statements
          of Financial Condition with respect to methods of consolidation
[x]  (l)  An Oath or Affirmation
[x]  (m)  Independent Auditors' Supplemental Report on Internal Control
[ ]  (n)  A report describing any material inadequacies found to exist or found to
          have existed since the date of the previous audit.
[x]  (o)  Independent Auditor's Report on Internal Control Structure.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)_

DELANO GROUP SECURITIES, L.L.C.
(A Delaware Limited Liability Company)

# REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2005



# CONTENTS

# SCHULTZ & CHEZ, L.L.P.

*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

## INDEPENDENT AUDITOR'S REPORT

To the Members of
DELANO GROUP SECURITIES, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of DELANO GROUP SECURITIES, L.L.C. (A Delaware Limited Liability Company) as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELANO GROUP SECURITIES, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 15, 2006

# DELANO GROUP SECURITIES, L.L.C.
(A Delaware Limited Liability Company)

**STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 20,256 |
| Due from clearing broker | | 62,653 |
| Deposit with clearing broker | | 50,000 |
| Equities owned, at market | | 60,891 |
| Prepaid expenses | | 6,426 |
| Furniture and equipment, net | | 2,508 |
| Other assets | | 3,300 |
| TOTAL ASSETS | $ | 206,034 |

### LIABILITIES AND MEMBERS' EQUITY

#### LIABILITIES

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 48,934 |
| Total Liabilities | | 48,934 |

#### MEMBERS' EQUITY

| | | |
|---|---|---:|
| Members' Equity | | 157,100 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 206,034 |

See accompanying notes.

2

# DELANO GROUP SECURITIES, L.L.C.

## (A Delaware Limited Liability Company)

### STATEMENT OF INCOME

### YEAR ENDED DECEMBER 31, 2005

**REVENUES**

| | |
|---|---:|
| Commission income | $  570,297 |
| Firm trading | 120,743 |
| Advisory, placement and other consulting fees | 692,750 |
| Interest | 7,382 |
| **Total Revenues** | 1,391,172 |

**EXPENSES**

| | |
|---|---:|
| Salaries and benefits | 167,116 |
| Clearing charges | 13,501 |
| Commissions | 331,807 |
| Computer expense | 36,478 |
| Regulatory fees | 21,052 |
| Professional fees | 25,434 |
| Rent | 17,162 |
| Insurance | 29,894 |
| Depreciation | 3,666 |
| Office | 33,094 |
| Other | 22,649 |
| **Total Expenses** | 701,853 |
| **NET INCOME** | $  689,319 |

See accompanying notes.

3

# DELANO GROUP SECURITIES, L.L.C.
### (A Delaware Limited Liability Company)
### STATEMENT OF CHANGES IN MEMBERS' EQUITY
### YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| Balance at December 31, 2004 | $ 144,781 |
| Members contributions | - |
| Members withdrawals | ( 677,000) |
| Net income | 689,319 |
| Balance at December 31, 2005 | $ 157,100 |

See accompanying notes.

4

# DELANO GROUP SECURITIES, L.L.C.
(A Delaware Limited Liability Company)

**STATEMENT OF CASH FLOWS**

YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net income | $ 689,319 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 3,666 |
| (Increase)/decrease in operating assets: | |
| Due from clearing broker | 35,118 |
| Equities owned, at market | ( 60,891) |
| Prepaid expenses | 4,592 |
| Increase/(decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | 25,452 |
| Total adjustments | 7,937 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 697,256 |
| | |
| **FINANCING ACTIVITIES** | |
| Member withdrawals | ( 677,000) |
| NET CASH USED IN FINANCING ACTIVITIES | ( 677,000) |
| NET INCREASE IN CASH | 20,256 |
| CASH AT DECEMBER 31, 2004 | - |
| CASH AT DECEMBER 31, 2005 | $ 20,256 |

*Supplemental Cash Flow Information:*
Cash payments for interest and taxes during the year $0.

See accompanying notes.

# DELANO GROUP SECURITIES, L.L.C.
## (A Delaware Limited Liability Company)
## NOTES TO FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2005

## 1. NATURE OF BUSINESS

DELANO GROUP SECURITIES, L.L.C. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides investment banking, securities trading and brokerage services to select public and private companies, high net worth individuals and professional investors.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Securities Owned
Securities owned, held in firm trading and investment accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

### Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. At December 31, 2005, accumulated depreciation was $39,713.

### Revenues from Commissions/Placement Fees
Placement fees and commissions from securities transactions are recorded on a settlement date basis, which does not materially differ from a trade date basis.

### Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

### Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

### Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

# DELANO GROUP SECURITIES, L.L.C.
### (A Delaware Limited Liability Company)
### NOTES TO FINANCIAL STATEMENTS
### YEAR ENDED DECEMBER 31, 2005
### (Continued)

3. ***REGULATORY REQUIREMENTS***

The Company is subject to minimum capital requirements of the Securities and Exchange Commission's Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2005, the Company's regulatory net capital of $128,771 exceeded required net capital by $28,771. The ratio of "aggregate indebtedness" to "net capital" was less than 1 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

4. ***PENSION PLAN***

The Company has established a 401(k) profit sharing plan. Under the plan, each employee meeting the minimum age requirement with at least one year of service with a minimum of 1,000 hours is eligible to participate in the plan. The Company can make a matching contribution at the discretion of management. There were no matching contributions made during the year.

SUPPLEMENTARY INFORMATION

# DELANO GROUP SECURITIES, L.L.C.
## (A Delaware Limited Liability Company)
### COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1
#### DECEMBER 31, 2005

NET CAPITAL

| | |
|---|---:|
| Members' equity | $ 157,100 |
| Non-allowable assets | |
| Prepaid expenses | ( 6,426) |
| Furniture and fixtures, net | ( 2,508) |
| Other assets | ( 3,300) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES | 144,866 |
| Haircuts on securities | ( 9,134) |
| Undue concentration charge | ( 6,961) |
| NET CAPITAL | $ 128,771 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000) | $ 100,000 |
| Excess net capital | $ 28,771 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| Total aggregate indebtedness - specified liabilities | |
| Accounts payable and accrued expenses | $ 48,934 |
| Ratio of aggregate indebtedness to net capital | <1:1 |

Note:   There are no material differences between the audited computation of net capital and that per the Company's unaudited Focus as filed.

# DELANO GROUP SECURITIES, L.L.C.
## (A Delaware Limited Liability Company)
### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
### DECEMBER 31, 2005

These schedules are not applicable as DELANO GROUP SECURITIES, L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of DELANO GROUP SECURITIES, L.L.C."

# SCHULTZ & CHEZ, L.L.P.

*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
DELANO GROUP SECURITIES, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of DELANO GROUP SECURITIES, L.L.C. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by DELANO GROUP SECURITIES, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2005 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 15, 2006